EXHIBIT 12(a)

United Rentals, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,										Nine Months Ended September 30,
	1998		1999		2000		2001		2002		2003
					(dollars in thousands)
Pre-tax income	$78,297		$241,807		$301,496		$214,550		$(101,384)		$80,336
Interest expense	64,157		139,828		228,779		221,563		195,961		158,796
Amortization of debt issue costs	1,423		4,154		6,880		9,468		10,080		9,295
Interest portion of rent expense	6,834		21,833		67,836		83,609		92,614		67,888

“Earnings”	$150,711		$407,622		$604,991		$529,190		$197,271		$316,315

Interest expense	$64,157		$139,828		$228,779		$221,563		$195,961		$158,796
Amortization of debt issue costs	1,423		4,154		6,880		9,468		10,080		9,295
Interest portion of rent expense	6,834		21,833		67,836		83,609		92,614		67,888

“Fixed Charges”	$72,414		$165,815		$303,495		$314,640		$298,655		$235,979

Ratio	2.1	x	2.5	x	2.0	x	1.7	x	0.7	x	1.3	x